Exhibit 4.80
[Translated from the original Chinese version]
SHARE TRANSFER AGREEMENT
of
WISDOM DOOR (BEIJING) INTERNATIONAL CULTURE SPREAD CO., LTD.
SEPTEMBER 25, 2008

SHARE TRANSFER AGREEMENT
This Share Transfer Agreement (this “Agreement”) is entered into as of September 25, 2008 among the following parties in Beijing, PRC.
Party A: Lin Yang
ID Card No.: 371100197603010016
Address: 9/F.,Tower C, Corporation Mansion, No.35 Financial Avenue, Xicheng District, Beijing
Party B: Shaoming Shi
ID Card No.: 371323198204096115
Address: 9/F.,Tower C, Corporation Mansion, No.35 Financial Avenue, Xicheng District, Beijing
Party C: Yiming Li
ID Card No.: 413021780606003
Address: No. 113-26 Chang’an Road, Xinyang City, Henan Province
Party D: Xu Wang
ID Card No.: 41270119780722051X
Address: No. 1-1, 15 Middle Liuyi Road, Zhoukou City, Henan Province
WHEREAS,
1.	Party C and Party D ( collectively referred to as the “Transferors”) respectively hold 60% and 40% of the equity interest in Wisdom Door (Beijing) International Culture Spread Co., Ltd. (“Wisdom Door” or the “Company”);

2.	The Transferees intend to purchase100% of the equity interest in the Company;

3.	The Transferors agree to transfer 100% of the equity interest in the Company to the Transferees.
NOW THEREFORE, under the principle of equality and mutual benefit and after friendly negotiation, the parties enter into the following agreements with respect to the transfer of the equity interest in the Company pursuant to the Company Law of the People’s Republic of China and other relevant law and regulations.
Article 1. Definitions
1.1	Unless otherwise provided in this Agreement, the following terms shall have the meanings set forth below.
(1)	“Agreement” refers to this Share Transfer Agreement.

(2)	“Transferors” refer to Party C and Party D.

(3)	“Transferees” refer to Party A and Party B.

(4)	“Company” or “Wisdom Door” refers to Wisdom Door (Beijing) International Culture Spread Co., Ltd., a limited liability company duly established and validly existing under the law of the People’s Republic of China with a registered capital of RMB100,000.

(5)	“Parties” refer to the signing parties of this Agreement and their successors, transferees and authorized representatives; “Party” refers to any of the above mentioned parties.

(6)	“Shareholder’s Equity” refers to stock right and shareholder credit that a shareholder has on a company and other rights and interests thereon, including without limitation shareholder’s right to share profits and the creditor’s right to claim for the return of principal and interests.

(7)	“Consideration” shall have the meaning as set forth in Article 2.2 hereof.

(8)	“Deposit” shall have the meaning as set forth in Article 2.2 hereof.

(9)	“Closing Condition” shall have the meaning as set forth in Article 4.1 hereof.

(10)	“Closing Date” shall have the meaning as set forth in Article 2.2 hereof.

(11)	“Effective Date” refers to the date on which the parties hereof and their authorized representatives sign this Agreement.

(12)	“Contractual Obligations” means, with respect to a person, any and all provisions on securities or bills issued by such person, or any and all provisions of the agreements, commitments, contracts, licenses, debts, leases, covenants, guarantees, trusts, purchase orders, undertakings or other contractual arrangements to which such person is one party or by which such person’s property is bound.

(13)	“Transaction Documents” refer to this Agreement and any other documents in connection with the transaction contemplated hereunder.

(14)	“Material” means that an event will be deemed as “material” if it will have an effect on the Company’s business, assets (including non-fixed assets), liabilities, financial condition, properties, operation results/projections to the extent that 5% or more of the net profit or loss of the Company as of the Accounting Date will be affected.

(15)	“Material Adverse Effect” means that an event will be deemed to have a material adverse effect if it have an effect on the Company’s business, assets (including non-fixed assets), liabilities, financial condition, properties, operation results/future to the extent that 5% or more of the net profit or loss of the Company as of the Accounting Date will be affected.

(16)	“Confidential Information” shall have the meaning as set forth in Article 6.1 hereof.

(17)	“Control” (including controlling, being controlled or under common control) means a relationship between two Entities wherein one Entity has the ability, through the ownership of securities with voting rights, contract or otherwise, to manage the affairs of, or to affect significantly the business decisions of the other Entity.

(18)	“Entity” means any individual, company, organization, partnership, trust, association (whether incorporated or not), equity joint venture, stock company, limited liability company, governmental department or other type of entities or organizations, and their successors (by merger or otherwise).

(19)	“Related Party” means, with respect to an Entity, another Entity which directly or indirectly controls such Entity, or which is controlled by such Entity, or which is under common control with such Entity.

(20)	“Related Person” means, (1) any shareholder of the Company and its Subsidiaries; (2) any board member of the Company and its Subsidiaries; (3) any senior management staff of the Company and its Subsidiaries; (4) immediate family of any 5% Shareholder or board member of the Company and its Subsidiaries; and (5) any Entity in which any board member, senior management or 5% Shareholder of the Company and its Subsidiaries has interests (not including negatively holding less than 1% of stocks of a listed company).

(21)	“Accounting Date” means the cutoff date on which the Transferors shall provide the Transferees the latest financial statements in accordance with this Agreement.

(22)	“Assets” means assets, rights and privileges of any nature, including without being limited to the rights, intellectual properties and equipment with respect to the contractual obligations.

(23)	“Share Capital” means all shares, interests, options, rights or other equivalents with regard to any Entity (no matter in what name they are and whether they are granted with voting rights), the share capital of such Entity (including but not limited to common stock and preferred stock) and any right, guarantee or option which is traded or converted to share capital.

(24)	“Contingent Obligations” means, with regard to any Entity, any direct or indirect liabilities it assumes, whether it is contingent or not, based on the liability, lease, stock interests, guarantee, letter of credit or other obligations (whether it is contractual obligation or otherwise, i.e. “Major Obligations”) of another Entity (“Major Obligator”), including: (a) purchase, repurchase or otherwise acquire such Major Obligations or any properties which constitute direct or indirect guarantee, (b) pay in advance or make any prepayment so as to (i) pay off or exempt from any of such Major Obligations, or (ii) retain the Major Obligator’s working capital or stock capital, or maintain the Major Obligator’s net value of capital, solvency, any item on balance sheet, income level or financial conditions, (c) purchase property, securities or service mainly to assure creditor the Major Obligator’s solvency to such Major Obligation, or (d) guarantee or indemnify creditor of Major Obligation it will not be liable for loss and non-performance of obligations.

The amount of any Continent Obligation shall be equivalent to the agreed or confirmed amount of Major Obligation; if it is not agreed or confirmed, the amount of Continent Obligation shall be equivalent to the maximum reasonably predictable liabilities for the Major Obligation.

(25)	“Contractual Obligations” means, with respect to a person, any and all provisions on securities or bills issued by such person, or any and all provisions of the agreements, commitments, contracts, licenses, debts, leases, covenants, guarantees, trusts, purchase orders, undertakings or other contractual arrangements to which such person is one party or by which such person’s property is bound.

(26)	“Financial Statements” shall have the meaning as set forth in Article 7.1 of Appendix 1 hereof.

(27)	“5% Shareholder” means any Entity that owns, holds or has interests in 5% or more of the voting right to select the board members of another Entity.

(28)	“Liabilities” means, with respect to any Entity, (a) such Entity’s debts arising out of borrowing (including, without limitation, the repayment or other obligations in connection with guaranteed securities, letters of credit and bank acceptance); (b) the obligation to pay for any deferred properties or services, excluding the payable amount and accountable commercial or transaction liabilities arising during normal business activities; (c) the payment obligation for interest, bank note transactions, ceiling-floor agreements, whether it is regular or contingent; (d) all debts in connection with the conditional sales or other retained ownership agreements the Entity has entered into for obtaining properties (even though the seller or lender’s rights or remedies under such agreements in the event of a default will only be limited to repossession or resale of such properties); (e) all obligations of such Entity under lease agreements that have been or should be recorded as capital lease pursuant to international accounting standards; (f) all liabilities of such Entity in connection with privileged security interests on the properties or assets owned or controlled by the Entity (excluding the privilege enjoyed by the lessors under lease arrangements other than those listed in above (e)), no matter whether the secured debts have been undertaken by the Entity, or whether they can be claimed against the Entity); and (g) any Contingent Obligations undertaken by such Entity.

(29)	“Litigation” means any lawsuit, case, proceeding, complaint, investigation, inquiry, claim, prosecution, action, arbitration and administrative or criminal proceedings.

(30)	“Intellectual Property” means (i) patents, trade marks, service marks, logos, get-up, trade names, rights in design, inventions, copyrights (including rights in computer software with respect to both object and source code) and moral rights, rights in data, database rights, semi-conductor topography rights, utility models, rights in know-how, rights in trade secrets, proprietary information and other proprietary materials and other intellectual property rights, in each case whether registered or unregistered and including applications and rights to apply for registration, (ii) all rights or forms of protection having equivalent or similar effect or nature as or to those in paragraph (i) of this definition which now or in the future may subsist anywhere in the world and (iii) the right to sue for past, present or future infringement of any of the foregoing rights.

(31)	“Privileges” means trust, pledge, mortgage, transfer, encumbrance and right of priority of any kind or nature.

(32)	“PRC” or “China” means the People’s Republic of China, for the purpose of this Agreement, shall not include Hong Kong, Macao and Taiwan.

(33)	“Senior Management” mean the managerial personnel of the Company.

(34)	“Law” means, with respect to any person, any law, decree, treaty, rule, regulation, right, right of priority, qualification, license, privilege, decision of the arbitrator, court, governmental authority or stock exchange that is applicable to or binds such person or his properties, or in connection with any or all transaction contemplated hereunder.

(35)	“Governmental Authority” means any governmental authority of the People’s Republic of China or any subdivision thereof, whether national, provincial, regional or local, and any ministry, department, agency, entity or other body exercising executive, legislative, regulatory or administrative functions of such government of the People’s Republic of China or its subdivisions.

(36)	“Tax” means all forms of taxes whether levied by reference to income, profits, gains, asset values or other reference and statutory, governmental or state impositions, duties, contributions, rates and levies, imposed by PRC government and other governments with jurisdictions and their local counterparts at municipal, regional or provincial level, by way of a withholding or deduction for or on account of tax or otherwise, and all penalties, charges, costs and interest relating thereto.
1.1	Interpretations
(1)	The whereas clauses and the appendixes hereof are integral parts of this Agreement and shall have the same effect as if they are put in the context of this Agreement. Any reference to this Agreement shall be construed as a reference to the Agreement as supplemented, amended and modified from time to time, and together with the whereas clause, footnotes and appendixes thereof.

(2)	The word “Agreement” shall refer to the entire agreement rather than any clause, appendix or part thereof. Unless otherwise indicated in the context, the clauses or appendixes of this Agreement shall refer to the relevant clauses or appendixes thereof.

(3)	The headings of articles and appendixes herein are provided only for the purpose of easy reference and shall in no event restrict or affect the interpretation of the terms herein.

(4)	Any reference to law, regulations and regulatory documents in this Agreement shall be construed as a reference to such law, regulations and regulatory documents as amended and reenacted from time to time.

(5)	In the event that an act or measure should be taken within or after a period, when calculating such period, the respective start date and end date shall not be counted in. If the last day of such period falls into a non-business day, then the period shall expire on the next following business day.

(6)	In the event that this Agreement expressly provides that a party should perform or undertake any obligations hereof, such obligations shall be construed as all the rights and control right (direct or indirect) to request such party to perform all it can do with respect to the matters of other parties so as to ensure the performance of such obligations.
2 TRANSFER OF SHAREHOLDER’S EQUITY AND CONSIDERATION
2.1	Transfer of Shareholder’s Equity
The Transferors agree to transfer to the Transferees, and the Transferees agree to acquire from the Transferors, the 100% of the Shareholder’s Equity in the Company held by the Transferors.
In particular, Party C shall transfer 60% of the Shareholder’s Equity in the Company it holds to Party A, and Party D shall transfer 40% of the Shareholder’s Equity in the Company it holds to Party B. After the transfer, Party A shall hold 60% of the Shareholder’s Equity in the Company, and Party B shall hold 40% of the Shareholder’s Equity in the Company.
2.2	Consideration
Unless otherwise provided hereof, the Parties agree the Consideration for the transaction contemplated in this Agreement shall be RMB850,000 and be paid as follows:
(1)	Deposit
Within three (3) working days after all Parties sign on this Agreement, the Transferees shall pay RMB500,000 to the bank account designated by the Transferors as the security to the performance of this Agreement (“Deposit”). Upon the Closing, the Deposit shall be set off against the Consideration.
(2)	Closing
As of October 10, 2008 or a later date agreed by all Parties (“Closing Date”), on the condition that all the Closing Conditions as prescribed in Article 4 hereof have been satisfied, the Transferees shall pay RMB350,000 in a lump sum to the Transferors to close the deal.
3 REPRESENTATIONS AND WARRANTIES
3.1	Transferors’ Representations and Warranties
The Transferors hereby represent and warrant that:
3.1.1 As of September 25, 2008, the Company does not have any account payable. If, within the two years following September 25, 2008, the Transferees find that the Company has any account payable before September 25, 2008, such account payable shall be undertaken by the Transferors.
3.1.2 The Company has been in strict compliance with tax law and regulations and paid taxes in accordance with law. As of September 25, 2008, the Company does not have any tax payable or other tax issues. If, within two years following September 25, 2008, tax authorities find that there are tax issues before September 25, 2008, the Transferors shall undertake relevant liabilities.
The above representations and warranties are true, accurate and complete as of the date of this Agreement and the relevant Closing Date (unless it is expressly provided that a specific representation or warranty is only related to a specific date). The Transferors acknowledge that that Transferees agree to acquire the Shareholder’s Equity in the Company from the Transferors based on such representations and warranties made by them.
3.2	Transferees’ Representations and Warranties
The Transferees hereby represent and warrant that:
Before the date of this Agreement and the shareholders and legal representative of the Company have been changed, the Transferees shall not conduct business activities in the name of Wisdom Door or Xu Wang, the current legal representative of Wisdom Door.

The above representations and warranties are true, accurate and complete as of the date of this Agreement and the relevant Closing Date (unless it is expressly provided that a specific representation or warranty is only related to a specific date). The Transferees acknowledge that that Transferors agree to transfer the Shareholder’s Equity in the Company to the Transferees based on such representations and warranties made by them.
3.3	Liabilities
If any of the representations or warranties made by the Transferors/Transferees are not true, accurate or adequate, and as a result, the Transferees/Transferors suffer direct or indirect losses, the Transferors/Transferees shall have joint compensation liability to the Transferees/Transferors for any loss, damage, expense or adverse condition (which will not occur if the relevant representation or warranty is true or accurate) in any kind suffered by the Transferees/Transferors. Such compensation shall not affect the rights and remedies enjoyed by one Party against such representation and warranty.
4 CLOSING CONDITIONS AND UNDERTAKINGS
4.1	Closing Conditions
The Parties agree that Transferees’ payment of Consideration shall be subject to the satisfaction of the following Closing Conditions (if a Closing Condition is waived by the Transferees in writing, such Closing Condition shall be deemed as having been satisfied):
     (1) Representations and Warranties
All the representations and warranties made by the Transferors are true, accurate and complete in all material aspects as of the Closing Date (if, a specific representation or warranty is only made with respect to a specific date, then such representation or warranty should be true, accurate and complete as of such specific date).
     (2) Due Diligence
The Transferees has completed the due diligence investigation on the Company to their satisfaction.
     (3) Internal Approval
The Company has went through all necessary internal procedures for the transaction contemplated hereunder, including without being limited to the shareholders’ resolution and board resolution approving the transaction under this Agreement.
     (4) Joint Authorization
The Parties jointly authorize the Company to deal with relevant matters in connection with the transaction contemplated hereunder, including engagement of agencies (if necessary), application for government approval (if required) and change of industrial and commercial registration, etc.
     (5) Termination of Former Contracts
The Company should have disclosed to the Transferees all the contracts, agreements, covenants and cooperation in any form, whether business or non-business, between the Company and any other Entities (collectively the “Former Contracts”, including without being limited to trademark license agreements). The Company should have terminated the performance of aforesaid Former Contracts with the third parties, except the performance of a Former Contract has been approved by the Transferees in writing. On the Closing Date, the Transferors should provide the Transferees with relevant agreements regarding termination of Former Contracts.
     (6) Termination of Business Cooperation
The Company should have disclosed to the Transferees any of its cooperation with any other Entities in business. Unless otherwise agreed by the Transferees in writing, the Company should have terminated the cooperation with all such Entities.
     (7) Completion of Modification Registration

The Transferors should have cooperated with and assisted the Transferees in completing the procedures for changing shareholders of the Company with Beijing AIC.
     (8) Confirmation Letter
Upon the Closing, the Transferors should deliver a confirmation letter to the satisfaction of the Transferees, confirming that the conditions as listed in Article 4.1(5) and (6) have been satisfied.
     (9) No Material Adverse Change
As of the Closing Date, there is no material adverse change which would affect the performance of this Agreement.
     (10) No Material Decision
As of the Closing Date, there is no court judgment, administrative decision or provisions in the Law that: (a) would prohibit or restrict any transaction contemplated hereunder; (b) would prohibit or restrict the consummation of any transaction contemplated hereunder; (c) provides that the consummation of transaction contemplated hereunder would cause the Company and/or the Transferors and/or the Transferees to be imposed on material penalties or legal liabilities; or (iv) would restrict the Company’s operation which constitutes a material adverse change.
     (11) No Litigation
As of the Closing Date, there exists no decision made against the Company and/or the Transferors in any litigation, arbitration or administrative proceeding that would (a) have a material adverse effect on the performance of obligations under this Agreement or other Transaction Documents; or (b) have a material adverse effect on the transaction contemplated hereunder.
5 POST-CLOSING WARRANTIES AND UNDERTAKINGS
5.1	Post-Closing Warranties
(1)	Without written consent of the Transferees, the Transferors and its Affiliated Parties and Related Persons should not separately or collectively use any two of the four Chinese characters (including without being limited to their homophones and counterparts in traditional Chinese) in their future business as name or logo. In particular, they cannot use such Chinese characters in their trade name, trademark, patent, name of product, title of publication, name of project, name of website and other propaganda method identifying the owner, or making the public believe such business has any substantial relationship with the Company’s name “Wisdom Door” in any other way.

(2)	The Transferors agree to assist Wisdom Door to pass the annual inspection for the year of 2008 after the Closing Date.
5.2	Undertakings
(1)	The Transferors shall undertake all liabilities for the damages/losses suffered by the Transferees or their Related Parties due to the breach of the above listed warranties by the Transferors or their Related Parties.

(2)	Unless otherwise agreed by the Parties, the Transferors shall undertake and indemnify the Company from and against all liabilities and responsibilities with respect to the Company, its shares and assets (including civil or administrative debts such as tax) accrued prior to the Closing Date, or caused by facts or circumstances occurring prior to the Closing Date, or caused by untrue, inaccurate and incomplete representations and warranties.

6 CONFIDENTIALITY AND EXCLUSIVITY
6.1	Confidentiality
The Parties shall keep strict confidential of the transaction contemplated hereunder, the Transaction Documents and any other private information (“Confidential Information’) in connection with a party’s business and matters that other parties obtained during the process of doing the transaction contemplated hereunder. The parties should not use the Confidential Information for purposes other than the performance of this Agreement, and are prohibited from disclosing the Confidential Information to any third party. Notwithstanding the foregoing, for the purpose of this Agreement, the parties may disclose such Confidential Information to its employees, directors, managerial officers, consultants, agents or other relevant persons and/or entities, provided they have taken all reasonable measures to ensure that the persons and/or entities receiving such Confidential Information are aware of its confidentiality and bound by this Section 6.1.
The confidentiality obligation provided in the preceding paragraph shall not apply to the following information:
(1)	The confidential information that should be reported and disclosed pursuant to Law, listing regulations or the provisions of other judicial or administrative authorities;

(2)	The confidential information that is disclosed to a third entity/party with the written consents of all parties. No news and public announcement with respect to the transaction contemplated hereunder shall be published without prior written consents of all parties, unless such public announcements are made pursuant to applicable law or government requirements.

(3)	The information that has already been in the public domain at the time it is disclosed (unless it entered the public domain due to any breach of the confidentiality obligations hereunder);

(4)	The information that has become known to the receiving party through other legal channel other than the disclosing party;

(5)	The information that is independently developed by the receiving party;

(6)	The information that the receiving party obtained from a third party who does not have the confidentiality obligation hereunder; and

(7)	The information that the receiving party is permitted by the disclosing party to disclose.
6.2	Exclusivity
From execution of this Agreement till (a) the Closing Date or (b) the date when this Agreement is terminated prior to the Closing Date, without the prior written consent of the Transferees, the Transferors should not conduct negotiations or execute any letter of intent, agreement, contract, memorandum or other legal documents with respect to the transfer of shares and major assets of the Company and the Training Centre, except for the restructuring matters provided in Appendix 5 that the Transferors shall proceed for the performance of this Agreement.
7 LIABILITIES FOR BREACH OF AGREEMENT
General Provisions
After this Agreement has been executed, a party shall be deemed to be in default if it fails to fulfill its obligations hereunder pursuant to the provisions of this Agreement or breaches any of its representations, warranties or undertakings hereunder. The party in default should compensate other parties for their direct losses caused by such breach. Notwithstanding the foregoing, no party shall be liable for any indirect losses of other parties caused by its breach of this Agreement.

8 TERMINATION OF AGREEMENT
8.1	Termination of Agreement
(1)	Except under the circumstances provided in Article 8.1(2) hereof, after the execution of this Agreement, no Party shall terminate this Agreement unilaterally without unanimous written consent of all Parties.

(2)	The Agreement can be early terminated under the following circumstances:

(a)	During the period between the execution of this Agreement and the Closing Date, if there is any change or amendment to the applicable law and regulations, and as a result of this, the content of this Agreement shall not comply with the applicable law and regulations, and the parties fail to reach an agreement with respect to revising this Agreement to make it in compliance with the new law and regulations, the Transferees shall be entitled to terminate this Agreement unilaterally. The Transferors should return the Deposit to the Transferees within five (5) days after the receipt of termination notice from the Transferees.

(b)	During the period between the execution of this Agreement and the Closing Date, if any event of Force Majeure occurs and as a result of this, this Agreement cannot be enforced, or the Closing Conditions provided in Article 4 hereof cannot be fully satisfied within one (1) month after the execution of this Agreement due to occurrence of an Force Majeure event, the Transferees shall be entitled to terminate this Agreement unilaterally. The Transferors should return the Deposit to the Transferees within five (5) days after receipt of termination notice from the Transferees.

(c)	If, due to the reasons attributable to the Transferees (except for Force Majeure events provided in Article 10 hereof), the Transferors cannot fully satisfy the Closing Conditions within one (1) month after the execution of this Agreement (or an earlier date agreed by the Parties), the Transferors shall be entitled to terminate this Agreement unilaterally without returning the Deposit to the Transferees. If, due to the reason attributable to Transferors themselves (except for Force Majeure events provided in Article 10 hereof), the Transferors cannot fully satisfy the Closing Conditions within one (1) month after the execution of this Agreement (or an earlier date agreed by the Parties), the Transferees shall be entitled to terminate this Agreement unilaterally. The Transferors shall return double of the Deposit to the Transferees within five (5) days upon receipt of termination notice from the Transferees.

(d)	If, before the Closing Date, the Transferors breach their representations, warranties or undertakings and such breach has Material Adverse Effect, the Transferees shall be entitled to terminate this Agreement unilaterally. Transferors shall return double of the Deposit to the Transferees within five (5) days upon receipt of termination notice from the Transferees.
8.2	Legal Effect of Termination
(1)	Once this Agreement is terminated, all Transaction Documents executed in accordance with this Agreement shall be terminated simultaneously.

(2)	If this Agreement is terminated due to the breach of one party, such party shall compensate the other non-breaching parties for all their direct losses in connection with the performance of this Agreement in good faith.
9 GOVERNING LAW AND DISPUTE RESOLUTION
9.1	Governing Law
The execution, performance and interpretation of this Agreement shall be governed by the existing law and regulations of the People’s Republic of China.
9.2	Dispute Resolution
(1)	Any dispute or claim arising from or in connection with the interpretation, breach, termination and effectiveness of this Agreement shall be settled through friendly negotiation between the Parties first. When a dispute arises, one party shall initiate negotiation immediately with the other parties upon receipt of the written request for negotiation from such other parties. If the dispute cannot be settled within thirty (30) days through negotiation, any party can submit the dispute to Beijing Arbitration Committee for arbitration.

(2)	The dispute shall be submitted to Beijing Arbitration Commission for arbitration in accordance with its arbitration rules then in effect. The arbitration tribunal shall consist of three (3) arbitrators. The Transferors and the Transferees shall each appoint one (1) arbitrator within thirty (30) days after submitting/receiving the arbitration request. The Parties may choose arbitrators freely, without being limited by the list of suggested arbitrators. The third arbitrator shall be designated by the Chairman of the arbitration commission. In the event a party fails to appoint an arbitrator who accepts the appointment within thirty (30) days after the first arbitrator has been appointed, the Chairman of the arbitration commission shall designate one for such party.

(3)	Subject to the confidentiality clause hereunder, the Parties shall cooperate with each other with respect to discovery and provide all information and documents required by the other party in connection with the arbitration procedure.

(4)	The arbitration award shall be final and binding on all parties. Each party may apply to competent court for enforcement of such arbitration award.
10 FORCE MAJEURE
10.1	Event of Force Majeure
“Force Majeure” shall mean any event that is unforeseeable, unavoidable and out of the control of a party, including without being limited to the followings:
(1)	war, blockage, embargo or government sanction that directly affects the transaction contemplated hereunder;

(2)	civil disturbance that directly affects the transaction contemplated hereunder;

(3)	flood, hurricane, earthquake, explosion or other natural disasters that directly affect the transaction contemplated hereunder; and

(4)	other Force Majeure events that all parties agree will directly affect the transaction contemplated hereunder, including without being limited to the decision of Government Authority with respect to the approval or registration of the transaction contemplated hereunder.
10.2	Consequence of Force Majeure
A Party shall not be deemed to be in breach of this Agreement if it fails to perform any or all part of its obligations hereunder due to the occurrence of a Force Majeure event, however, it should take all necessary remedy measures to reduce the losses caused by such Force Majeure event, if possible.
10.3	Notice of Force Majeure
The Party affected by an Force Majeure event should notify the other Parties in writing of the occurrence of such Force Majeure event as soon as possible, and submit a report to the other Parties specifying the obligations entirely or partially affected by such event and the proposed extension for performance period within fifteen (15) days after the occurrence of such event.
11 MISCELLANEOUS PROVIONS
11.1	Taxes and Fees
(1)	The Parties shall undertake their respective expenses for the transaction contemplated hereunder, including the expenses for drafting, executing, delivering and performing this Agreement and relevant attorney fee, accounting fee, auditing fee and other expenses. The notary expenses for this Agreement shall be jointly undertaken by the Transferors and the Transferees.

(2)	The Parties shall undertake their own part of taxes accrued for the transaction contemplated hereunder in accordance with Law.
11.2	Entire Agreement
(1)	This Agreement and appendixes hereof shall constitute the entire agreement between the Parties with respect to the subject of this Agreement, and shall supersede all oral or written letters of intent, agreements, contracts, memorandums and correspondences the Parties have made with respect to the subject of this Agreement.

(2)	The Parties may enter into a separate share transfer agreement in a simple form for the purpose of registration with the administration of industry and commerce. The Parties agree that even though the Parties have signed the share transfer agreement in simple form, their rights and obligations with respect to the share transfer shall still be subject to this Agreement. No party can resist the performance of this Agreement or try to make this Agreement void based on the provisions of the share transfer agreement in simple form.
11.3	Amendment, Revision and Abandonment
Subject to applicable Law, any amendment to or revision of this Agreement should be approved by the Parties in writing. Waiver of any provision hereof should not be deemed to be waiver of other provisions of this Agreement.
11.4	Effectiveness
This Agreement will take effect after being signed by the Parties, their legal representatives or authorized representatives.
11.5	Counterpart
This Agreement shall be executed in five (5) counterparts with the same legal effect. Each Party shall hold one (1), and the rest will be kept by the Company.

IN WITNESS WHEREOF, the parties hereto have duly executed this Revolving Credit Agreement effective the date set forth above.
Party A: Lin Yang
Signature:
Party B: Shaoming Shi
Signature:
Party C: Yiming Li
Signature:
Party D: Xu Wang
Signature: